Exhibit 99.1

Jumia reports Third Quarter 2022 results

Leadership changes, accelerating monetization and reducing operating loss

Gross Profit increased by 29% year-over-year

Operating loss decreased by 33% year-over-year

Adjusted EBITDA loss decreased by 13% year-over-year

Lagos, November 17, 2022 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the third quarter ended September 30, 2022.

Results highlights for the third quarter 2022

	For the three months ended September 30
	As reported		YoY	Constant currency	YoY
In USD million, unless otherwise stated	2021	2022	Change	2022	Change
Quarterly Active Consumers (million)	3.0	3.1	3.5%	n.a.	n.a.
Orders (million)	8.5	9.4	10.8%	n.a.	n.a.
Gross Merchandise Value (“GMV”)	238.1	240.7	1.1%	271.5	14.0%
Total Payment Value (“TPV”)	64.5	66.6	3.3%	75.0	16.3%
TPV as % of GMV	27.1%	27.7%		27.6%

Revenue	42.7	50.5	18.4%	56.6	32.8%
Gross Profit	25.5	33.0	29.2%	36.6	43.2%
Fulfillment expense	(22.0)	(23.6)	7.0%	(26.9)	22.0%
Sales and Advertising expense	(24.0)	(16.4)	(31.5)%	(17.4)	(27.6)%
Technology and Content expense	(9.4)	(13.6)	44.1%	(14.9)	57.8%
G&A expense, excluding SBC	(25.2)	(28.3)	12.4%	(30.7)	21.8%
Adjusted EBITDA	(52.5)	(45.5)	(13.3)%	(49.5)	(5.7)%
Operating Loss	(64.0)	(43.2)	(32.6)%	(47.7)	(25.5)%

“We are more focused than ever on accelerating our progress towards profitability and have made leadership changes to step up the intensity of execution towards profitability,” said Jonathan Klein, Chairman of the Jumia Supervisory Board. Mr. Klein further stated: “The e-commerce and payment opportunity in Africa remains vast and largely untapped and Jumia is well positioned to build a more disciplined, efficient and resilient business for the benefit of all stakeholders.”

“The results of the third quarter of 2022 speak to our strong commitment to reduce losses with Operating loss and Adjusted EBITDA loss decreasing by 33% and 13% respectively year-over-year, reaching their lowest levels in six quarters. We have a great foundation to build upon and, over the coming quarters, we intend to redouble our efforts to reach profitability,” commented Antoine Maillet-Mezeray, EVP Finance & Operations.

Francis Dufay, Acting CEO of Jumia, stated: “We have a clear focus for the next chapter of our journey and are taking decisive action to support our path to profitability. We will bring more focus to the business, directing our efforts and resources to projects and activities that deliver tangible value to our consumers, sellers and broader ecosystem participants. We are also enforcing tighter cost discipline and driving efficiencies across the full structure, while enhancing the fundamentals of our core e-commerce business to drive usage growth.”

BUSINESS UPDATE

LEADERSHIP CHANGES

●	As previously announced, a new Management Board and Acting CEO have been appointed, while Jeremy Hodara and Sacha Poignonnec stepped down from their co-CEO roles. The Supervisory Board has appointed Francis Dufay and Antoine Maillet-Mezeray as members of the Company’s Management Board.
●	Francis Dufay is Acting CEO. Francis has been with the Company since 2014 and has held multiple senior leadership roles, including CEO of Ivory Coast and recently Executive Vice President Africa with responsibility for the group’s e-commerce business across Africa. Francis has a track record of successfully scaling e-commerce operations in Africa with a strong focus on profitability. Based in Ivory Coast since 2014 and an Ivorian national, Francis brings a deep understanding of our business and the markets in which we operate.
●	Antoine Maillet-Mezeray previously Group Chief Financial Officer, has been elevated to Executive Vice President, Finance & Operations. Antoine has been with Jumia for over six years and played an important role in the organization. His expanded areas of responsibilities will benefit from his expertise and deep knowledge of the business.

STRATEGY HIGHLIGHTS

Over the next several quarters, we will be executing on a clear strategy to accelerate progress towards profitability.

The core levers of this strategy are as follows:

-	Enhanced focus on the core business
-	Stronger cost discipline
-	Profitable usage growth through strengthened e-commerce fundamentals
-	Balanced monetization strategy
-	Focused JumiaPay development

Enhanced focus on the core business

We intend to bring more focus to the business, allocating our capital, resources and teams to core areas and projects with attractive returns on investments and clear ecosystem benefits. This means that we will be de-emphasizing or ceasing projects and ventures that do not meet such criteria. We have outlined below selected examples of such projects and ventures:

●	First Party grocery scale-back in selected geographies. In an effort to support unit economics, preserve cash and reduce business complexities, we have decided to discontinue our First Party grocery offerings in geographies where this category remains sub-scale. This allows us to focus the teams’ efforts on a more streamlined offering of relevant categories and products.
●	Jumia Prime. Over the past couple of years, we tested the concept of a monthly subscription program offering free delivery to consumers. The results from this experiment, in terms of consumer traction and stickiness fell short of our targets as the market is probably not yet mature enough, leading us to pause this initiative.
●	Adjustments to the Jumia free shipping program. To support unit economics, we are increasing the minimum basket size threshold for free delivery and further restricting its geographical scope to focus on primary cities.
●	Suspension of logistics-as-a-service offering in selected geographies. We are suspending logistics services to non e-commerce clients in countries where we believe management efforts would be best invested in improving the logistics efficiency for the core e-commerce business. However, we will continue developing this activity in a number of other countries such as Nigeria, Morocco and Ivory Coast where logistics infrastructure is ready to support third-party volume and where proof of concept for this service has already been established.

The above is a non-exhaustive list of discontinued or amended projects and we will be constantly reviewing our scope of projects to optimize our capital and resource allocation.

Fundamentals-driven approach to usage growth

Historically, usage growth was primarily fueled by higher promotional intensity and marketing spend leading to a deterioration of unit economics in phases of growth acceleration. We intend to work on enhancing the core e-commerce fundamentals to support the long-term growth and defensiveness of our platform.

●	More relevant and deeper product assortment. While we have successfully diversified our product category mix over the past two years with an increased share of everyday product categories, there is room to further improve assortment across a number of categories by building stronger relationships with key brands and local distributors. The assortment enhancement will focus on core e-commerce categories including phones & consumer electronics, home appliances, fashion and beauty.
●	Enhanced price competitiveness. Price, alongside assortment relevance, is a key driver of consumer adoption, particularly in a challenging macro environment with increased consumer price sensitivity. We intend to drive better pricing on our platform and will do so not by deploying more price subsidies but rather through driving healthy price competition amongst an enlarged base of higher quality sellers, and ensuring we cover a broader range of price points.
●	Increased customer centricity and improved experience. We intend to improve customer experience throughout the customer journey. We plan to continue investing in our technology backbone to make our platform even more easy to use and engaging for our consumers. On the logistics front, we intend to further improve our reach and delivery times beyond primary cities with cost effective delivery methods in these areas such as pick-up stations. Lastly, we are enhancing our customer operations to build an even more consumer centric organization with best-in class customer service.

Stronger cost discipline

We intend to take more decisive action on the cost front to drive further efficiencies across the full cost structure.

●	Fulfillment Expense / Logistics: We intend to step up our efforts on the efficiency initiatives initiated earlier this year with a view to optimizing the freight & shipping costs of deliveries while increasing efficiencies in our physical infrastructure. We will also take a more disciplined approach to product category development, scaling back on product categories with more challenging fulfillment economics. To that effect, we have discontinued or simplified the grocery category in some of our smaller geographies to support the unit economics in these countries.
●	Marketing: We intend to improve marketing efficiency by leveraging best practices from countries with the best efficiency ratios, focusing our spend on the marketing channels that drive the best returns on investment. We will also put more focus on local marketing channels including above-the-line education and activation initiatives, shifting a higher share of marketing expense into local currency denominations while adopting a hyperlocal approach, tailored to our addressable markets.
●	Technology: While we plan to continue investing in our technology backbone, we intend to prioritize our development roadmap on products and features that deliver immediate benefits in terms of user interface and user experience to consumers and sellers.
●	General & Administrative Expense: We intend to reduce staff costs by streamlining our management structure with a view to creating a leaner and more agile organization and locating senior leadership and decision centers closer to our consumers and sellers in Africa. As a part of this initiative, we intend to significantly reduce overhead expenses in Dubai with meaningful G&A savings for the group.

Balanced monetization strategy

Over the past few quarters, we have placed more focus on monetization, bringing our Gross Profit margin as a percentage of GMV to an all-time high in the third quarter of 2022. We will continue to adhere to a balanced approach to monetization aimed at driving growth across multiple revenue streams.

Sellers are more than willing to pay for relevant services provided there is a return on their investment in these services. As such, we will continue developing services that bring value to our sellers and broader ecosystem participants. In this context, we intend to further develop our advertising platform by increasing the take-up by sellers and third-party advertisers of our ad solutions while improving the relevance and performance of these solutions.

Focused JumiaPay development

JumiaPay remains a core priority for us, and we will work on making it an even more effective enabler of our e-commerce business, focusing on a more targeted number of critical products and ventures.

We will retain a disciplined approach to driving on-platform payment penetration, with disciplined marketing and consumer incentives spend.

Lastly, we continue to be focused on expanding our off-platform payment processing solution in Nigeria and Egypt where we have previously obtained the relevant licenses to do so. As part of that, we will continue improving the value proposition of our solution by building relevant products and features such as the guest checkout option or invoice payment product released during the third quarter of 2022.

Continued commitment to sustainability

We remain committed to the sustainability strategy outlined in our inaugural report released earlier this year. We will continue working on embedding sustainability in our business operations in alignment with the Sustainability Accounting Standards Board (“SASB”) and the United Nations Sustainable Development Goals (“UN SDGs”).

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended						For the nine months ended

	As Reported		YoY	Constant currency	YoY		As Reported		YoY
	2021	2022	Change	2022	Change		2021	2022	Change
Quarterly Active Consumers (million)	3.0	3.1	3.5%	n.a.	n.a.	%	n.a.	n.a.	n.a.
Orders (million)	8.5	9.4	10.8%	n.a.	n.a.	%	22.8	29.0	27.5%
GMV (USD million)	238.1	240.7	1.1%	271.5	14.0%		660.5	764.4	15.7%

●	Quarterly Active Consumers reached 3.1 million, up 3% year-over-year, as we continue to acquire new consumers and grow the base of returning consumers.
●	Orders reached 9.4 million, up 11% year-over-year, with sustained volume growth across product categories with the exception of JumiaPay app digital services where we have scaled back marketing investments and incentives to support unit economics. The fastest growing category in Order terms was Food Delivery, which continues to exhibit strong momentum, with Orders growing 38% year-over-year in the third quarter of 2022. Food Delivery accounted for 20% of items sold on the platform during the third quarter of 2022 and was our second largest category in volume terms behind fashion.
●	GMV reached $240.7 million, up 1% year-over-year and up 14% on a constant currency basis.
o	Exchange rate developments were a material headwind to GMV performance in the third quarter of 2022 with all local currencies depreciating against the USD. In particular, during the nine-month period ending September 30, 2022 compared to same period of 2021, the Nigerian Naira, Egyptian Pound and West African CFA depreciated by 5%, 14% and 13% respectively against the USD.
o	In terms of category trends, we started to see a stabilization of the GMV category mix with Phones & Electronics accounting for 36% of GMV in the third quarter of 2022, in line with their contribution in the third quarter of 2021. The fastest growing category in GMV terms was Food Delivery, up 25% year-over-year, supported by the strong volume growth in this category.
●	We observed a softening of usage growth trends as we moved towards the end of the third quarter of 2022, as a result of weaker macro environment and continued local currency depreciation. We expect the softening of demand to persist throughout the fourth quarter of 2022. In light of the highly volatile and unpredictable macro environment, we have decided to suspend the full year 2022 GMV growth guidance provided earlier this year. Notwithstanding the current macro volatility, we remain very confident about the long-term growth opportunity in our markets and are focused on further enhancing the fundamentals of our business to support our long-term growth.

2.	JumiaPay KPIs

	For the three months ended						For the nine months ended
	As Reported		YoY	Constant currency	YoY		As Reported		YoY
	2021	2022	Change	2022	Change		2021	2022	Change
TPV (USD million)	64.5	66.6	3.3%	75.0	16.3%		172.8	211.4	22.3%
JumiaPay Transactions (million)	3.0	3.0	(0.7)%	n.a.	n.a.	%	8.2	9.6	17.3%

●	TPV reached $66.6 million, up 3% year-over-year and 16% on a constant currency basis, supported by the strong growth in both GMV and TPV on our Food Delivery platform. On-platform penetration of JumiaPay as a percentage of GMV remained stable at 28% in the third quarter of 2022 compared to 27% in the third quarter of 2021 as we maintained a disciplined marketing approach with respect to driving on-platform penetration.
●	JumiaPay Transactions reached 3.0 million in the third quarter of 2022, down 1% year-over-year, impacted by softer Transactions performance on the JumiaPay app as we scaled back marketing investments and promotional intensity on this app.

Overall, 32% of Orders placed on the Jumia platform in the third quarter of 2022 were completed using JumiaPay, compared to 36% in the third quarter of 2021. As JumiaPay penetration is almost 100% on the JumiaPay app, the reduced share of JumiaPay app in the Transactions mix led to a decline in the overall JumiaPay Transactions penetration as % of Orders.

SELECTED FINANCIAL INFORMATION

	For the three months ended					For the nine months ended
	As Reported		YoY	Constant currency	YoY	As Reported		YoY
(USD million)	2021	2022	Change	2022	Change	2021	2022	Change
Revenue	42.7	50.5	18.4%	56.6	32.8%	115.9	155.4	34.1%
Marketplace revenue	25.3	32.2	27.4%	35.7	41.5%	75.8	89.3	17.8%
Commissions	8.1	12.6	56.3%	14.0	73.4%	26.5	31.8	20.1%
Fulfillment	8.8	7.9	(10.8)%	8.8	(0.6)%	25.7	23.5	(8.5)%
Marketing & Advertising	2.0	3.3	63.9%	3.7	81.0%	6.6	10.6	62.1%
Value Added Services	6.3	8.4	32.1%	9.3	46.6%	17.1	23.4	36.7%
First Party revenue	16.2	16.5	1.7%	18.9	16.6%	37.0	61.1	65.3%
Other revenue	1.2	1.8	53.1%	2.0	69.3%	3.1	5.0	61.3%

Gross Profit	25.5	33.0	29.2%	36.6	43.2%	76.9	91.1	18.5%

Fulfillment expense	(22.0)	(23.6)	7.0%	(26.9)	22.0%	(58.2)	(75.7)	29.9%
Sales and Advertising expense	(24.0)	(16.4)	(31.5)%	(17.4)	(27.6)%	(50.8)	(57.4)	13.1%
Technology and Content expense	(9.4)	(13.6)	44.0%	(14.9)	57.8%	(26.1)	(40.8)	56.4%
General and Administrative expense ("G&A")	(34.3)	(22.8)	(33.6)%	(25.4)	(26.1)%	(98.8)	(95.6)	(3.2)%
of which Share Based Compensation ("SBC")	(9.2)	5.5	(160.0)%	5.3	(157.7)%	(22.5)	(10.6)	(53.0)%
G&A expense, excluding SBC	(25.2)	(28.3)	12.4%	(30.7)	21.8%	(76.2)	(85.0)	11.5%

Adjusted EBITDA	(52.5)	(45.5)	(13.3)%	(49.5)	(5.7)%	(126.7)	(158.0)	24.8%

Operating loss	(64.0)	(43.2)	(32.6)%	(47.7)	(25.5)%	(156.2)	(177.3)	13.5%

Revenue

●	Revenue reached $50.5 million in the third quarter of 2022, up 18% on a year-over-year basis and 33% on a constant currency basis. This increase was driven by robust growth momentum in Marketplace revenue, which was up by 27% year-over-year and 41% on a constant currency basis.
●	Marketplace revenue reached $32.2 million in the third quarter of 2022, posting its fastest year-over-year growth rate in 9 quarters.
o	Marketing & Advertising revenue was the fastest growing marketplace revenue stream, increasing by 64% year-over-year. This growth was the result of our sustained efforts to enhance the value proposition of our ad solutions for sellers and third-party advertisers.
o	Commissions were the second fastest growing revenue stream, up 56% year-over-year, reaching an all-time high of $12.6 million. This growth was the result of commission take-rate increases implemented over the past couple of quarters. In the near term, we do not intend to implement any further increases in commission take-rates.
o	Value Added Services, which predominantly includes logistics revenue from sellers, was the third fastest growing revenue stream, up 32% year-over-year, reaching $8.4 million. This growth was the result of increased logistics revenue from local and international sellers due to higher pricing of logistics services to sellers.
o	Fulfillment revenue reached $7.9 million, down 11% year-over-year, as a result of the selected deployment of next day free delivery. We are currently making adjustments to the free shipping program, introducing higher minimum basket size thresholds and further restricting geographical scope in order to support unit economics.
●	First Party revenue reached $16.5 million, up 2% year-over-year, as we undertook less business on a first-party basis compared to the same period last year. We retain an opportunistic approach to our first-party activity, aimed at bridging gaps in assortment on our platform on an ad-hoc basis. We intend to enhance first-party business margins by improving the tools, processes and systems used to manage this business. We also plan to reduce its complexity mostly through a scale back of the FMCG category in certain countries while focusing on improving procurement, margins and inventory levels in other categories.

Gross Profit

Gross profit reached $33.0 million in the third quarter of 2022, up 29% year-over-year, the fastest growth rate in the past 9 quarters, supported by the marketplace revenue growth. On a constant currency basis, Gross Profit was up 43% year-over-year. Gross Profit margin as a percentage of GMV reached an all-time high of 13.7%, partly as a result of the implementation of commission take-rate increases.

Fulfillment Expense

Fulfillment expense reached $23.6 million, up 7% year-over-year and up 22% on a constant currency basis. This was a result of volume growth with Orders up 11% during this period as well as inflationary pressure on fuel and wages. We intend to improve fulfillment economics by driving scale efficiencies and enhancing productivity in our physical infrastructure.

Sales and Advertising Expense

Sales & Advertising expense reached $16.4 million in the third quarter of 2022, down 32% year-over-year and 28% on a constant currency basis, as we brought more discipline to our marketing investments. This led to an improvement of marketing efficiency ratios with Sales & Advertising expense per Order decreasing by 38% to $1.7 per Order. As a percentage of GMV, Sales & Advertising expense represented 6.8% of GMV, which was a 325 basis points improvement year-over-year. We intend to drive further marketing efficiencies as we prioritize the marketing channels that offer the best returns on investments.

Technology and Content Expense

Technology and Content expense reached $13.6 million in the third quarter of 2022, up 44% year-over-year and 58% on a constant currency basis. This development was mostly due to technology staff costs increases as a result of headcount increases completed in the second half of 2021. While we intend to continue investing in our technology backbone, we plan to prioritize the products and features that drive tangible and immediate benefits to our consumers and sellers.

General and Administrative Expense

General & Administrative expense, excluding share-based compensation, reached $28.3 million in the third quarter of 2022, up 12% year-over-year and up 22% on a constant currency basis, mostly as a result of staff costs increases on a year-over-year basis. That being said, the hiring freezes implemented earlier this year started paying off as the staff costs component of G&A, excluding share-based compensation, declined by over 6% on a sequential basis in the third quarter of 2022. We intend to drive more staff costs savings and are implementing headcount reductions in a number of areas of the business, particularly the central functions in the Dubai office, to reduce staff costs and create a leaner, more agile organization.

Share-based compensation corresponded to a $5.5 million income during the quarter mostly as a result of the reversal of stock grant expenses related to performance targets that are not likely to be met.

Operating loss

Operating loss was $43.2 million, down 33% year-over-year and 25% on a constant currency basis, as a result of the Gross Profit acceleration and the concurrent decrease in Sales & Advertising expense.

Cash Position

●	At September 30, 2022, we had a liquidity position of $284.7 million comprised of $104.3 million of cash and cash equivalents and $180.5 million of Term deposits and other financial assets.
●	Quarterly cash utilization, defined as the net decrease in cash & cash equivalents adjusted for FX effects and movements in term deposits and other financial assets, reached $62.2 million. Working capital during the quarter had a negative cash effect of $13.1 million largely as a result of a significant decrease in Trade Payables corresponding to the payment of Jumia Anniversary campaign invoices during the third quarter of 2022.

GUIDANCE

In light of the highly volatile and unpredictable macro environment, we have decided to suspend the full year 2022 GMV growth guidance and Gross Profit guidance for the second half of 2022 provided earlier this year.

We reiterate, however, our guidance with respect to Sales & Advertising expense and remain committed to reducing Adjusted EBITDA losses.

We continue to expect to spend between $35 million and $45 million on Sales & Advertising in the second half of 2022. This implies Sales & Advertising expense between $19 million and $29 million in the fourth quarter of 2022.

For the full year 2022, we continue to expect an Adjusted EBITDA loss of $200 million to $220 million. As a result, we expect an Adjusted EBITDA loss of $42 million to $62 million in the fourth quarter of 2022, implying a year-over-year decrease in Adjusted EBITDA loss of 11% to 39% in the fourth quarter of 2022. On a quarterly basis, we believe the peak of Adjusted EBITDA losses was reached in the fourth quarter of 2021.

For the full year 2023, we expect Adjusted EBITDA loss to be lower than for the full year 2022.

We reiterate our capex guidance for the full year 2022 of $10 million to $15 million.

The above forward-looking statements reflect our expectations as of November 17, 2022, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to new potential disruptions caused by COVID-19, global supply chain issues, the broader economic impact of the ongoing Russia-Ukraine conflict as well as political and economic conditions across countries where we operate.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, November 17, 2022 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

US Toll Free: 877 545 0523

International: 973 528 0016

UK Toll Free: 0800 520 0845

Entry Code: 611795

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of September 30, 2021 and 2022

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of USD	2021	2022	2021	2022
Revenue	42,657	50,487	115,886	155,404
Cost of revenue	17,126	17,493	39,013	64,333
Gross profit	25,531	32,994	76,873	91,071
Fulfillment expense	22,017	23,557	58,236	75,675
Sales and advertising expense	24,004	16,439	50,803	57,437
Technology and content expense	9,439	13,597	26,095	40,824
General and administrative expense	34,339	22,793	98,765	95,636
Other operating income	222	274	881	1,292
Other operating expense	2	36	78	62
Operating loss	(64,048)	(43,154)	(156,223)	(177,271)
Finance income(*)	2,884	3,684	22,926	10,324
Finance costs(*)	4,362	4,292	8,390	14,846
Loss before Income tax(*)	(65,526)	(43,762)	(141,687)	(181,793)
Income tax expense	98	791	70	1,194
Loss for the period(*)	(65,624)	(44,553)	(141,757)	(182,987)
Attributable to:
Equity holders of the Company(*)	(65,610)	(44,562)	(141,730)	(182,994)
Non-controlling interests	(14)	9	(27)	7
Loss for the period(*)	(65,624)	(44,553)	(141,757)	(182,987)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	10,643	51,393	(24,541)	134,421
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(10,807)	(53,156)	8,097	(137,048)
Other comprehensive income / (loss) on financial assets at fair value through OCI(*)	(1,442)	(1,788)	(1,442)	(10,485)
Other comprehensive income / (loss)(*)	(1,606)	(3,551)	(17,886)	(13,112)
Total comprehensive loss for the period	(67,230)	(48,104)	(159,643)	(196,099)
Attributable to:
Equity holders of the Company	(67,226)	(48,124)	(159,635)	(196,125)
Non-controlling interests	(4)	20	(8)	26
Total comprehensive loss for the period	(67,230)	(48,104)	(159,643)	(196,099)

(*) As of September 30, 2021, interests and management fees of the financial investments have been reclassified from “Other reserves” to “Finance income” and “Finance costs”.

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2021 and September 30, 2022

	As of
	December 31,	September 30,
In thousands of USD	2021	2022
Assets
Non-current assets
Property and equipment	21,824	27,437
Intangible assets	327	192
Deferred tax assets	665	574
Other non-current assets	2,278	3,206
Total Non-current assets	25,094	31,409
Current assets
Inventories	10,948	12,246
Trade and other receivables	18,350	20,469
Income tax receivables	1,468	1,889
Other taxes receivables	3,775	6,359
Prepaid expenses	5,672	11,213
Term deposits and other financial assets	395,715	180,464
Cash and cash equivalents	117,090	104,268
Total Current assets	553,018	336,908
Total Assets	578,112	368,317
Equity and Liabilities
Equity
Share capital	234,154	235,659
Share premium	1,736,469	1,736,469
Other reserves	164,675	161,436
Accumulated losses	(1,722,260)	(1,905,337)
Equity attributable to the equity holders of the Company	413,038	228,227
Non-controlling interests	(454)	(423)
Total Equity	412,584	227,804
Liabilities
Non-current liabilities
Non-current borrowings	8,631	9,798
Deferred tax liabilities	—	207
Provisions for liabilities and other charges – non-current	676	1,231
Deferred income – non-current	875	479
Trade and other payables – non-current	769	230
Total Non-current liabilities	10,951	11,945
Current liabilities
Current borrowings	3,906	4,564
Trade and other payables	76,077	62,976
Income tax payables	13,281	12,574
Other taxes payable	18,952	13,208
Provisions for liabilities and other charges	36,409	31,329
Deferred income	5,952	3,917
Total Current liabilities	154,577	128,568
Total Liabilities	165,528	140,513
Total Equity and Liabilities	578,112	368,317

(UNAUDITED)

Consolidated statement of cash flows as of September 30, 2021 and 2022

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of USD	2021	2022	2021	2022
Loss before Income tax(*)	(65,526)	(43,762)	(141,687)	(181,793)
Depreciation and amortization of tangible and intangible assets	2,401	3,156	7,043	8,655
Impairment losses on loans, receivables and other assets	52	1,649	2,078	3,461
Impairment losses on obsolete inventories	(304)	434	365	2,110
Share-based payment expense	9,160	(5,497)	22,516	10,586
Net (gain)/loss from disposal of tangible and intangible assets	1	5	31	5
Change in provision for other liabilities and charges	(745)	(257)	1,081	(4,007)
Lease modification (income)/expense	(20)	5	(27)	13
Interest (income)/expenses(*)	(695)	(347)	41	(1,917)
Net foreign exchange (gain)/loss	2,301	1,670	(12,862)	1,904
Net (gain)/loss on financial instruments at fair value through profit or loss	147	1,390	147	8,174
Impairment losses on financial assets at fair value through OCI	53	(5)	53	(35)
Net (gain)/loss recognised on disposal of debt instruments held at FVOCI	—	973	—	2,290
Share-based payment expense - settlement	—	(53)	—	(427)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	2,594	8,864	233	(17,069)
(Increase)/Decrease in inventories	1,529	4,817	(2,339)	(4,915)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	3,554	(25,394)	17,405	(12,309)
Income taxes paid	(578)	(1,380)	(1,774)	(2,262)
Net cash flows used in operating activities(*)	(46,076)	(53,732)	(107,696)	(187,536)
Cash flows from investing activities
Purchase of property and equipment	(788)	(3,023)	(2,740)	(8,378)
Proceeds from disposal of property and equipment	—	1	11	3
Purchase of intangible assets	(7)	1	(25)	(18)
Interest received(*)	1,091	485	1,202	3,096
Movement in other non-current assets	(21)	(642)	73	(1,219)
Movement in term deposits and other financial assets(*)	(400,303)	112,682	(400,136)	194,305
Net cash flows (used in) / from investing activities(*)	(400,028)	109,504	(401,615)	187,789
Cash flows from financing activities
Interest settled - financing	(18)	(3)	(47)	(8)
Payment of lease interest	(388)	(402)	(1,177)	(1,086)
Repayment of lease liabilities	(1,260)	(1,204)	(4,234)	(5,258)
Equity transaction costs	(53)	(57)	(7,600)	(57)
Capital contributions	—	—	348,646	—
Proceeds from exercise of share options	63	26	63	26
Net cash flows (used in) / from financing activities	(1,656)	(1,640)	335,651	(6,383)
Net (decrease)/increase in cash and cash equivalents	(447,760)	54,132	(173,660)	(6,130)
Effect of exchange rate changes on cash and cash equivalents	(4,948)	(3,631)	(15,324)	(6,692)
Cash and cash equivalents at the beginning of the period	637,655	53,767	373,931	117,090
Cash and cash equivalents at the end of the period	184,947	104,268	184,947	104,268

(*) As of September 30, 2021, interests and management fees of the financial investments have been reclassified from “Other reserves” to “Finance income” and “Finance costs”.

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Quarterly Active Consumers, Orders and GMV. We define Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(USD million)	2021	2022	2021	2022
Loss for the period(*)	(65.6)	(44.6)	(141.8)	(183.0)
Income tax expense	0.1	0.8	0.1	1.2
Net Finance costs / (income)(*)	1.5	0.6	(14.5)	4.5
Depreciation and amortization	2.4	3.1	7.0	8.7
Share-based payment expense	9.2	(5.5)	22.5	10.6
Adjusted EBITDA	(52.5)	(45.5)	(126.7)	(158.0)

(*) As of September 30, 2021, interests and management fees of the financial investments have been reclassified from “Other reserves” to “Finance income” and “Finance costs”.

Constant currency data

Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.

Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended September 30
	As reported		YoY	Constant currency	YoY
In USD million, except percentages	2021	2022	Change	2022	Change
GMV	238.1	240.7	1.1%	271.5	14.0%
TPV	64.5	66.6	3.3%	75.0	16.3%
TPV as % of GMV	27.1%	27.7%		27.6%

Gross Profit	25.5	33.0	29.2%	36.6	43.2%
Fulfillment expense	(22.0)	(23.6)	7.0%	(26.9)	22.0%
Gross Profit after Fulfillment expense	3.5	9.4	168.5%	9.7	176.1%
Sales and Advertising expense	(24.0)	(16.4)	(31.5)%	(17.4)	(27.6)%
Technology and Content expense	(9.4)	(13.6)	44.1%	(14.9)	57.8%
G&A expense, excluding SBC	(25.2)	(28.3)	12.4%	(30.7)	21.8%
Adjusted EBITDA	(52.5)	(45.5)	(13.3)%	(49.5)	(5.7)%
Operating Loss	(64.0)	(43.2)	(32.6)%	(47.7)	(25.5)%